Exhibit 99.1

CONTACT:  Retalix Ltd.
          Hugo Goldman
          +972-9-776-6677
          investors@retalix.com

Retalix Announces First Quarter 2011 Results

11% Growth in Total Revenues vs. Q1 2010; $3.3 Million in Net Income
(Non-GAAP) and Generating Strong Operating Cash Flow of $6.7
Million While Continuing to Execute on  Strategic Plan

RA'ANANA, Israel, May 5, 2011 -- Retalix® Ltd. (NasdaqGS:RTLX), a leading provider of software and services for retailers and distributors, announced today results for the first quarter of 2011 ended March 31, 2011.

Summarized financial highlights for the first quarter:

•	Total Revenues were up 11% to $54.1 million, compared with $48.7 million in the first quarter of 2010.

•	Adjusted Income from Operations (Non-GAAP)* was $4.8 million, compared to $4.7 million in the first quarter of 2010.

•	Income from Operations (GAAP) was $3.4 million, compared to $2.9 million in the first quarter of 2010.

•
Financial Expense was $0.3 million, related to the impact of currency fluctuations on the Company’s non-dollar assets and the costs of currency translations, net of interest income.  This compares to a financial expense of $0.4 million in the first quarter of 2010.

•
Adjusted Net Income (Non-GAAP)* was $3.3 million, or $0.13 per diluted share, compared to $3.3 million, or $0.14 per diluted share, in the first quarter of 2010.  The weighted number of average shares for the first quarter 2011 rose to 24,683,000 fully diluted versus 24,236,000 for the first quarter of 2010.

•	GAAP Net Income was $2.3 million, or $0.09 per diluted share, versus $1.9 million, or $0.08 per diluted share, in the first quarter of 2010.

•	Cash Flow from Operating Activities was $6.7 million.

•	Balance Sheet grew to over $140 million in cash and cash equivalents, deposits and marketable securities with negligible debt as of March 31, 2011.

Shuky Sheffer, Chief Executive Officer of Retalix, said, “We had a good first quarter for 2011 achieving 11% growth in total revenues and solid profitability while we continued to execute our strategic plan and build our growth engines.  We also won new customers, successfully delivered and implemented projects for our customers and enhanced our business pipeline.  We are beginning to sign longer-term, multiyear contracts with customers, which we believe is a significant demonstration of the customers’ confidence in Retalix and provides us with better visibility and more efficiency in our operations.  We are also successfully introducing our expanded Systems Integration (SI) offering into our customer projects. For example, we recently signed a new contract with Southern Co-operative Ltd., which operates over 150 stores in southern England.  The contract includes store solutions, loyalty and replenishment integrated with SI services ranging from testing to deployment and support. In January, we launched our new Retalix 10 Store Suite, a store platform, which is differentiated by its unique architecture and enables flexible deployment options.  It seamlessly combines major customer-centric retailing functions and multiple customer touch points, enhances the customer experience, enables quick time-to-market and reduces the cost of ownership.  Retalix 10 is generating a lot of excitement with retailers and industry analysts.  Its unique architecture and functionality provides meaningful advantages both for our existing customers to upgrade and for new customers looking for the most advanced solutions on the market today.”

Hugo Goldman, the Company's Chief Financial Officer, said, “In the first quarter of 2011 we again grew total revenues, maintained profitability and generated strong cash flow from operations by carefully managing our efforts.  We achieved an 8.8% operating margin (Non-GAAP), which is an improvement versus the previous quarter while we continue to invest in strategic customer programs and grow our operations.  We improved the quality of our revenues with the percentage of revenues coming from hardware continuing to decline and produced a healthy cash flow from operations.  We generated cash flows of approximately $6.7 million in the quarter which helped us to maintain our strong balance sheet with over $140 million in cash and cash equivalents and negligible debt.”

Outlook for FY 2011

Sheffer added, “We are pleased with our progress and we had a good start to 2011.  We are reiterating the guidance we announced in March for the full year 2011.  We expect total revenues for 2011 to be in the range of $217 million to $228 million.  We also expect to maintain at least the same level of profitability in 2011 as compared to 2010, while continuing to develop the growth engines for Retalix. We are working hard to execute on our plan to build growth for Retalix and our business pipeline is improving.”

Conference Call and Webcast Information

Retalix will be holding a conference call to discuss results for the first quarter of 2011 on Thursday, May 5th 9:00 am Eastern Time (4:00 pm Israel Time). This conference can be accessed by all interested parties through the Company's web site at http://www.retalix.com/conference-call.cfm. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Retalix's web site.

About Retalix

Retalix is an independent provider of software solutions and services to retailers and distributors worldwide.  Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. The Company's International headquarters are located in Ra'anana, Israel, its American headquarters are located in Dallas, Texas. For more information, visit http://www.retalix.com the contents of which are not part of this press release. Follow Retalix on Twitter: @Retalix.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

* Note Regarding the Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses Non-GAAP measures of operating income, operating margin, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation and amortization of intangibles related to acquisitions. Retalix's management believes the Non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. The presentation of this Non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide this information to investors. Reconciliations between GAAP measures and Non-GAAP measures are contained following the GAAP financial statements in this press release.

Safe Harbor for Forward-Looking Statements:
Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, the statements regarding our "Outlook for FY 2011" including our expected results, expected demand and opportunities, future expansion of product offerings and services, and future strategic plans and positioning, all involve forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, the performance of the US dollar relative to other currencies, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2010, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

RETALIX LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
U.S. $ in thousands (except share and per share data)

	Three months ended March 31		Year ended December 31
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Audited)
REVENUES:
Product sales	11,381	13,687	58,000
Services	42,743	34,984	149,374
Total revenues	54,124	48,671	207,374
COST OF REVENUES:
Cost of product sales	7,279	8,564	34,974
Cost of services	23,975	20,259	88,526
Total cost of revenues	31,254	28,823	123,500
GROSS PROFIT	22,870	19,848	83,874
OPERATING EXPENSES:
Research and development	7,454	6,906	29,657
Selling and marketing	5,482	4,119	17,338
General and administrative	6,569	5,938	24,635
Other income – net	(69)	-	(181)
Total operating expenses	19,436	16,963	71,449
INCOME FROM OPERATIONS	3,434	2,885	12,425
FINANCIAL INCOME (EXPENSE), net	(278)	(356)	3,509
INCOME BEFORE TAXES ON INCOME	3,156	2,529	15,934
TAX EXPENSES	(785)	(456)	(4,667)
INCOME AFTER TAXES ON INCOME	2,371	2,073	11,267
SHARE IN INCOME OF AN ASSOCIATED COMPANY	38	-	25
NET INCOME	2,409	2,073	11,292
NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(148)	(142)	(505)
NET INCOME ATTRIBUTABLE TO RETALIX LTD.	2,261	1,931	10,787
EARNINGS PER SHARE – in U.S. $:
Basic	0.09	0.08	0.45
Diluted	0.09	0.08	0.44
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE – in thousands:
Basic	24,164	24,087	24,102
Diluted	24,683	24,236	24,515

RETALIX LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. $ in thousands)

	March 31		December 31,
	2011	2010	2010
	(Unaudited)		(Audited)
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	56,669	77,428	77,066
Short-term deposits	83,000	25,000	55,000
Marketable securities	196	1,903	2,012
Accounts receivable:
Trade	56,186	56,911	55,536
Other	2,731	10,331	2,723
Prepaid expenses	4,846	5,564	4,436
Inventories	1,284	1,528	1,016
Deferred income taxes	4,977	4,163	4,572
Total current assets	209,889	182,828	202,361
NON-CURRENT ASSETS :
Long-term receivables	1,217	1,103	1,099
Long-term prepaid expenses	1,292	247	879
Long term investments	495	682	494
Amounts funded in respect of employee rights upon retirement	13,588	11,104	12,855
Deferred income taxes	8,685	12,667	9,737
Other	339	271	298
Total non - current assets	25,616	26,074	25,362
PROPERTY, PLANT AND EQUIPMENT, net	15,084	15,168	15,070
GOODWILL	50,754	50,803	50,803
OTHER INTANGIBLE ASSETS, net of accumulated amortization:
Customer base	9,058	11,917	9,748
Other	1,388	1,607	1,348
	10,446	13,524	11,096
Total assets	311,789	288,397	304,692

RETALIX LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. $ in thousands)

	March 31		December 31,
	2011	2010	2010
	(Unaudited)		(Audited)
Liabilities and equity
CURRENT LIABILITIES:
Short-term loan	-	115	-
Current maturities of long-term bank loans	275	245	267
Accounts payable and accruals:
Trade	4,710	6,239	6,511
Employees and employee institutions	10,364	9,848	8,512
Accrued expenses	12,097	9,454	11,175
Other	1,884	2,828	2,145
Deferred revenues	21,913	18,717	21,366
Total current liabilities	51,243	47,446	49,976
LONG-TERM LIABILITIES :
Long-term bank loans, net of current maturities	-	268	-
Long-term deferred revenues	2,882	2,695	2,055
Employee rights upon retirement	17,372	14,645	16,392
Deferred income tax	282	265	271
Institutions	476	482	476
Total long-term liabilities	21,012	18,355	19,194
Total liabilities	72,255	65,801	69,170
EQUITY:
Share capital -Ordinary shares of NIS 1.00 par value (authorized):
March 31, 2011 (unaudited), December 31, 2010 (audited), March 31, 2010 (unaudited) 50,000,000 shares.
issued and outstanding: March 31, 2011 (unaudited) - 24,164,243 shares; December 31, 2010 (audited) - 24,160,075 shares; March 31, 2010 (unaudited) -24,088,416 shares	6,376	6,355	6,375
Additional paid in capital	213,010	209,511	212,429
Retained earnings	13,423	2,306	11,162
Accumulated other comprehensive income	2,048	535	1,110
Total Retalix shareholders’ equity	234,857	218,707	231,076
Non-controlling interest	4,677	3,889	4,446
Total equity	239,534	222,596	235,522
Total liabilities and equity	311,789	288,397	304,692

RETALIX LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
	March 31		December 31
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Audited)
	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	2,409	2,073	11,292
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,342	1,578	5,989
Losses from sale of property, plant and equipment	-	-	21
Share in income of an associated company	(38)	-	(25)
Stock based compensation expenses	581	937	3,855
Changes in accrued liability for employee rights upon retirement	845	521	2,243
Gains on amounts funded in respect of employee rights upon retirement	(397)	(249)	(1,365)
Deferred income taxes - net	672	303	2,854
Net decrease in trading securities	28	2	(99)
Other	(47)	27	172
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	(531)	(1,969)	(598)
Other	(142)	(1,879)	6,781
Increase (decrease) in accounts payable and accruals:
Trade	(1,858)	(779)	(530)
Employees, employee institutions and other	2,717	(783)	(979)
Increase in inventories	(267)	(37)	472
Decrease in long-term institutions	-	(7)	-
Increase in deferred revenues	1,341	1,658	3,638
Net cash provided by operating activities – forward	6,655	1,396	33,721

RETALIX LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
	March 31		December 31
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Audited)
	U.S. $ in thousands
Net cash provided by operating activities - brought forward	6,655	1,396	33,721
CASH FLOWS FROM INVESTING ACTIVITIES:
Maturity of available for sale marketable debt securities	1,788	-	-
Maturity of marketable debt securities held to maturity	-	-	180
Investment in short term deposits	(28,000)	(25,000)	(55,000)
Investment in available-for-sale marketable securities	-	(1,679)	(1,679)
Purchase of property, plant, equipment and other assets	(850)	(532)	(2,566)
Amounts funded in respect of employee rights upon retirement, net	(287)	(253)	(855)
Changes in restricted deposits	-	-	(179)
Net cash used in investing activities	(27,349)	(27,464)	(60,099)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loans		-	(242)
Issuance of share capital to employees resulting from exercise of options	1	4	22
Short-term loan – net	-	(55)	(170)
Net cash used in financing activities	1	(51)	(390)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	296	(128)	159
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(20,397)	(26,247)	(26,609)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	77,066	103,675	103,675
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	56,669	77,428	77,066

 RETALIX LTD.

UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following tables reflect selected Retalix’ non-GAAP results reconciled to GAAP results:

	Three months ended March 31		Year ended December 31
	2011	2010	2010
	U.S. $ in thousands (except share and per share data)
OPERATING INCOME
GAAP Operating income	3,434	2,885	12,425
GAAP Operating Margin	6.3%	5.9%	6%
Plus:
Amortization of acquisition-related intangible assets	739	878	3,494
Stock based compensation expenses	581	937	3,855
Non-GAAP Operating income*	4,754	4,700	19,774

NET INCOME
GAAP Net income	2,261	1,931	10,787
Plus:
Amortization of acquisition-related intangible assets	739	878	3,494
Stock based compensation expenses	581	937	3,855
Less:
Income tax effect of amortization of acquisition-related intangible assets	(273)	(351)	(1,366)
Income tax effect of stock based compensation expenses	2	(94)	283
Non-GAAP Net income	3,310	3,301	17,053

NET INCOME PER DILUTED SHARE
GAAP Net income per diluted share	0.09	0.08	0.44
Plus:
Amortization of acquisition-related intangible assets	0.03	0.04	0.14
Stock based compensation expenses	0.02	0.04	0.16
Less:
Income tax effect of amortization of acquisition-related intangible assets	(0.01)	(0.01)	(0.05)
Income tax effect of stock based compensation expenses	0.00	(0.01)	0.01
Non-GAAP Net income per diluted share	0.13	0.14	0.70

Shares used in computing diluted net income per share (in thousands)	24,683	24,236	24,515

*
We calculate Non-GAAP Operating Margin by dividing Non-GAAP Operating income (reconciled to GAAP operating income above) by revenues.  For the quarter ended March 31, 2011, this resulted in a Non-GAAP Operating Margin of 8.8%, calculated as follows:   $4,754/$54,124 = 8.8%.

RETALIX LTD.

UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following table shows the classification of stock-based compensation expense:

	Three months ended March 31		Year ended December 31
	2011	2010	2010
	U.S. $ in thousands
Cost of product sales	6	11	26
Cost of services and projects	63	105	252
Research and development - net	23	10	101
Selling and marketing	97	1	518
General and administrative	392	810	2,958
Total	581	937	3,855

The following table shows the classification of amortization of acquisition-related intangible assets:

	Three months ended March 31		Year ended December 31
	2011	2010	2010
	U.S. $ in thousands
Cost of product sales	531	628	2,483
Cost of services and projects	187	221	872
General and administrative	21	29	139
Total	739	878	3,494